SRK Consulting
Engineers and Scientists

SRK Consulting (Canada) Inc.
Suite 2200 – 1066 West Hastings Street
Vancouver, B.C. V6E 3X2
Canada

vancouver@srk.com
www.srk.com

Tel: 604.681.4196
Fax: 604.687.5532

July 08, 2008

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Alexco Resource Corp. (the "Company")
Preliminary Economic Assessment – Consent of Expert

I, Josef Sedlacek, do hereby consent to the public filing of the technical report titled "Bellekeno Preliminary Economic Assessment Technical Report" dated June 30, 2008 ("Technical Report") and to any extracts from or a summary of the Technical Report in the Press Release of Alexco Resource Corp.

I also confirm that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report.

Yours truly,
SRK Consulting (Canada), Inc.

J. Sedlacek

Josef Sedlacek

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